SCHEDULE B:  SUPPLEMENTARY INFORMATION

1. Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3.

2. Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors. The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses
("Las Vegas obligations"). During the nine month period ended September 30, 2002, Las Vegas has paid to the Company the sum of $121,620 for the Las Vegas obligations which are as follows: payroll expenses of $109,448 and other expenses of $12,172.

From 1998 to 2002, the Company was charged for geological consulting services totaling $17,997 by J.W. Murton & Associates, a private company which is owned by J. Wayne Murton, a director of the Company. A breakdown of the amount of $17,997 is as follows:
2002:  $60;  2001:  $3,112;  2000:  $3,638; and 1998:  $11,187.
As of September 30, 2002, the amount of $17,997 remains as payable.

As at September 30, 2002 a director of the Company advanced the sum of $6,440 to the Company. This amount of $6,440 is recorded in payable to related party.

Pursuant to a Director's Resolution dated February 20, 2002, the
May 4, 1994 Management Services Agreement between the Company,
Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of
B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement is for a period of one year from November 1, 2001 through to and including October 31, 2002 and shall be automatically renewed on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement may be terminated at anytime by either party on three months' written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company. For the nine month period ended September 30, 2002, the Company has paid to Kalpakian Bros. of B.C. Ltd. $110,000 pursuant to the New Management Services Agreement.

2. Summary of securities issued during the quarter ended
September 30, 2002:
a)
							Amount
				No. of Shares		Cdn $

AUTHORIZED - common		200,000,000

Issued & Outstanding:
   Beginning of period:	  	  3,485,376	$	21,152,417

   Adjustment for 5 to 1 share   (2,788,301)
	consolidation
   Private Placement		   6,440,000		   322,000
				------------	------------------
   End of period:		   7,137,075	$	21,474,417
				------------	------------------

(b) Summary of options granted during the period ended
	September 30, 2002: Nil

4.  Summary of securities as at the end of the period:
	(September 30, 2002)

(a)  Authorized share capital: - common shares 200,000,000

(b) Shares issued and outstanding: - common shares 7,137,075

(c) Summary of options outstanding:

				Number of    Exercise
				Common	     price per		Expiry
Agreement Date	Optionees	Shares	     share (Cdn$)	Date

April 9, 1999	Director	 1,659		2.25	April 9, 2004
April 9, 1999	Employees (2)	   800	 	2.25	April 9, 2004
May 26, 1999	Director	 4,229		2.25	 May 26, 2004
Oct. 5, 1999	Directors (2)	 3,240		2.25	 Oct. 5, 2004
Feb. 3, 2000	Directors (3)	 7,771	 	2.25	 Feb. 3, 2005
				------
		TOTAL:	        17,699
				------

(d) Summary of warrants outstanding:

Private
Placement			Number of     Exercise		Expiry
Agreement Date	Placee		Warrants      Price (Cdn$)	Date

Non-Brokered 	3 investors	  51,660	1.60	   Dec., 2002
Private
Placement dated
October 16, 2000

Non-Brokered 	4 investors 	2,700,000	0.15	 June 17, 2003
Private Placement				----	--------------
dated May 17,					0.20	 June 17, 2004
2002 - 1st tranche

Non-Brokered 	5 investors 	1,740,000	0.15	 Aug. 30, 2003
Private Placement				----	--------------
dated May 17,					0.20	 Aug. 30, 2004
2002 - 2nd tranche

Non-Brokered 	1 investor	2,000,000	0.15	Sept. 20, 2003
Private Placement				----	--------------
dated May 17,					0.20	Sept. 20, 2004
2002 - 3rd tranche
				---------
		TOTAL:		6,491,660
				---------

(e) Total number of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers as at the date of this report:

		Bedo H. Kalpakian	- President and Director
		Jacob H. Kalpakian	- Vice President and Director
		Gregory T. McFarlane	- Director
		J. Wayne Murton		- Director
		Florence Chin	 	- Secretary


SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS:


Description of Business

The Company is engaged in the acquisition, exploration and, if warranted, the development of mineral properties. The Company has leasehold interests in five groups of prospects that contain lithium mineralization which are all located in the Province of Ontario, Canada. The Company has written off these properties during the year 2000.

Currently, the Company is seeking the possibilities of getting involved in a project of merit which may or may not be in the resource industry.


Results of Operations

For the nine month period ended September 30, 2002, there were no investor relations contract undertaken by the Company. However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the nine month period ended September 30, 2002, the company had a net loss of $197,188 ($0.07 per share) compared to a net loss of $260,315 ($0.08 per share) in the same period of 2001. Operating costs have decreased from the comparable period of the prior year. Costs relating to advertising and promotion, geological consulting, management fees, professional fees, rent, salaries and benefits, and telephone expenses contributed mainly to the decrease in operating costs. Shareholder communication expenses, regulatory and transfer fees, office and miscellaneous expenses were higher in the third quarter of this year as compared to the third quarter of 2001 as a result of corporate mail-outs to the Company's Shareholders for the Annual and Special General Meeting of the Company's Shareholders that was held on April 29, 2002. The decrease in management fees was attributed to the reduction in management fees pursuant to the implementation of the New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. which became effective as of November 1, 2001. The increase in travel, meals and entertainment expenses is due to the Company's efforts of seeking opportunities of merit for the Company and is also due to management's efforts in seeking equity financings for the Company.

On February 18, 2002, Mr. Stephen J. Kay tendered his resignation as a director of the Company in order to pursue other business interests.

The Company's Annual and Special General Meeting of its Shareholders was held in Vancouver, British Columbia on April 29, 2002. All the resolutions that were proposed by Management received the approval of the Company's Shareholders. Furthermore, there were no other business brought before the meeting. The Special Resolutions to consolidate the Company's authorized share capital on the basis of 5 (old) common shares for 1 (new) common share without par value was approved by 98.19% of the Company's Shareholders that were present in person or represented by proxy, to change the name of the Company to "Lucky 1 Enterprises Inc." was approved by 98.37% of the Company's Shareholders that were present in person or represented by proxy, and, for the reduction in the paid up capital attributable to the common shares of the Company by the amount by which it exceeds the realizable assets of the Company was approved by 99.06% of the Company's Shareholders that were present in person or represented by proxy.

As of May 2, 2002, the Company changed its name to Lucky 1 Enterprises Inc., its share capital was consolidated on the basis of 5 (old) common shares for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

Pursuant to Directors' Consent Resolutions dated September 30, 2002, the Company has adopted a formal Stock Option Plan for the purchase of up to 713,707 common shares of the Company (the "Company's 2002 Stock Option Plan").

In 1998, the Company entered into a letter of Agreement whereby the Company was granted the sole and exclusive option to purchase an 18% interest in the Batu Hijau project in Indonesia for the purchase price of 666,667 common shares in the capital of the Company and a cash payment of $2 Million U.S. Subsequently, the vendors repudiated their agreement to complete the transaction. As a result, the Company has filed several actions in British Columbia and Indonesia claiming damages and costs against the vendors and its principal. The Company has obtained judgements in British Columbia for which no amounts have yet been determined or received. In addition, the Company has obtained a judgement in Indonesia which has not become final and legally binding and is subject to appeal processes. Furthermore, the enforceability in Indonesia of any final judgement is presently not determinable. There have been no new developments in respect to this litigation relating to the 18% interest in the Batu Hijau mine. All expenditures relating to this litigation have been written off.


Liquidity and Solvency

As a result of an oversubscription, the Company has issued a total number of 6,440,000 units of the Company instead of the originally announced number of 5,000,000 units of the Company. The non-brokered Private Placement was originally announced on May 17, 2002. All of the 6,440,000 units of the Company have been issued at the price of $0.05 per unit for total proceeds of $322,000. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year. The non-brokered Private Placement Financing was closed in three stages on June 19, September 4 and September 24, 2002 respectively. The proceeds of the non-brokered Private Placement Financing have been used for general working capital.

As at September 30, 2002, the Company had a working capital deficit of $163,635. During 2002, the Company intends to seek equity and/or debt financings through either private placements and/or public offerings and/or loans. Overhead costs have been reduced and management's efforts are directed towards pursuing opportunities of merit for the Company. The Company has no earnings whatsoever and does not expect to have any earnings in the future. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.


Subsequent events

1. On October 4, 2002, the Company announced that it had entered into a full and final Settlement Agreement with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. As a result of the Company not closing the Private
Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor. Pursuant to the terms and conditions of the Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by the issuance of 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

2. On October 7, 2002, the Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the capital of the Company at the price of Canadian $0.40 per common share for total proceeds of up to Canadian $1,600,000. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.

3. On October 9, 2002, the Company filed Form Type S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company's 2002 Stock Option Plan.